Filed Pursuant to Rule 424(b)(2)

Registration No. 333-257113

Pricing Supplement dated December 20, 2022 (To Equity Index Underlying Supplement dated September 2, 2021, Prospectus Supplement dated September 2, 2021, and Prospectus dated September 2, 2021)

Canadian Imperial Bank of Commerce

Senior Global Medium-Term Notes

$5,000,000 Autocallable Barrier Notes Linked to the Worst Performing of the Russell 2000® Index and the EURO STOXX 50® Index due December 23, 2027

•	The Autocallable Barrier Notes (the “notes”) will be automatically called if the Closing Level of the Worst Performing Underlying on any annually Call Observation Date beginning on December 20, 2023 is greater than or equal to its applicable Call Level (as set forth below). If the notes are automatically called, we will pay you on the applicable Call Payment Date the principal amount plus the applicable Call Premium (as set forth below). No further amounts will be owed to you.
•	The Call Premium Rate will be 13.10% per annum.
•	If the notes have not been previously called, the Payment at Maturity will depend on the Final Level of the Worst Performing Underlying and will be calculated as follows:
a.	If the Final Level of the Worst Performing Underlying is greater than or equal to its Barrier Level (70% of its Initial Level): (i) the principal amount plus (ii) the applicable Call Premium.
b.	If the Final Level of the Worst Performing Underlying is less than its Barrier Level: (i) the principal amount plus (ii) the product of the principal amount multiplied by the Percentage Change of the Worst Performing Underlying. In this case, you will lose some or all of the principal amount at maturity.
•	The notes will not be listed on any securities exchange.
•	The notes will be issued in minimum denomination of $1,000 and integral multiples of $1,000 in excess thereof.

The notes are unsecured obligations of the Bank and any payment on the notes is subject to the credit risk of the Bank. The notes will not constitute deposits insured by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation, or any other government agency or instrumentality of Canada, the United States or any other jurisdiction. The notes are not bail-inable debt securities (as defined on page 6 of the prospectus).

Neither the Securities and Exchange Commission (the “SEC”) nor any state or provincial securities commission has approved or disapproved of these notes or determined if this pricing supplement or the accompanying underlying supplement, prospectus supplement or prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Investing in the notes involves risks not associated with an investment in ordinary debt securities. See “Additional Risk Factors” beginning on page PS-8 of this pricing supplement, and “Risk Factors” beginning on page S-1 of the accompanying underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

	Price to Public (Initial Issue Price)(1)	Underwriting Discount (1)(2)	Proceeds to Issuer
Per Note	$1,000.00	$3.00	$997.00
Total	$5,000,000.00	$15,000.00	$4,985,000.00

(1)	Because certain dealers who purchase the notes for sale to certain fee-based advisory accounts may forgo some or all of their commissions or selling concessions, the price to public for investors purchasing the notes in these accounts will be $997.00 per note.
(2)	CIBC World Markets Corp. (“CIBCWM”), acting as agent for the Bank, will receive a commission of $3.00 (0.30%) per $1,000 principal amount of the notes. CIBCWM may use a portion or all of its commission to allow selling concessions to other dealers in connection with the distribution of the notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. See “Supplemental Plan of Distribution (Conflicts of Interest)” on page PS-17 of this pricing supplement.

The initial estimated value of the notes on the Trade Date as determined by the Bank is $982.00 per $1,000 principal amount of the notes, which is less than the price to public. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

We will deliver the notes in book-entry form through the facilities of The Depository Trust Company (“DTC”) on December 23, 2022 against payment in immediately available funds.

CIBC Capital Markets

ADDITIONAL TERMS OF THE NOTES

You should read this pricing supplement together with the prospectus dated September 2, 2021 (the “prospectus”), the prospectus supplement dated September 2, 2021 (the “prospectus supplement”) and the Equity Index Underlying Supplement dated September 2, 2021 (the “underlying supplement”). Information in this pricing supplement supersedes information in the underlying supplement, the prospectus supplement and the prospectus to the extent it is different from that information. Certain terms used but not defined herein will have the meanings set forth in the underlying supplement, the prospectus supplement or the prospectus.

You should rely only on the information contained in or incorporated by reference in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus. This pricing supplement may be used only for the purpose for which it has been prepared. No one is authorized to give information other than that contained in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus, and in the documents referred to in those documents and which are made available to the public. We, CIBCWM and our other affiliates have not authorized any other person to provide you with different or additional information. If anyone provides you with different or additional information, you should not rely on it.

We and CIBCWM are not making an offer to sell the notes in any jurisdiction where the offer or sale is not permitted. You should not assume that the information contained in or incorporated by reference in this pricing supplement or the accompanying underlying supplement, the prospectus supplement or the prospectus is accurate as of any date other than the date of the applicable document. Our business, financial condition, results of operations and prospects may have changed since that date. Neither this pricing supplement nor the accompanying underlying supplement, the prospectus supplement or the prospectus constitutes an offer, or an invitation on behalf of us or CIBCWM, to subscribe for and purchase any of the notes and may not be used for or in connection with an offer or solicitation by anyone in any jurisdiction in which such an offer or solicitation is not authorized or to any person to whom it is unlawful to make such an offer or solicitation.

References to “CIBC,” “the Issuer,” “the Bank,” “we,” “us” and “our” in this pricing supplement are references to Canadian Imperial Bank of Commerce and not to any of our subsidiaries, unless we state otherwise or the context otherwise requires.

You may access the underlying supplement, the prospectus supplement and the prospectus on the SEC website www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

●	Underlying supplement dated September 2, 2021:
https://www.sec.gov/Archives/edgar/data/1045520/000110465921112442/tm2123981d23_424b5.htm

●	Prospectus supplement dated September 2, 2021:
https://www.sec.gov/Archives/edgar/data/1045520/000110465921112440/tm2123981d29_424b5.htm

●	Prospectus dated September 2, 2021:
https://www.sec.gov/Archives/edgar/data/1045520/000110465921112558/tm2123981d24_424b3.htm

SUMMARY

The information in this “Summary” section is qualified by the more detailed information set forth in the underlying supplement, the prospectus supplement and the prospectus. See “Additional Terms of the Notes” in this pricing supplement.

Issuer:	Canadian Imperial Bank of Commerce
Reference Asset:	The worst performing of the Russell 2000® Index (Bloomberg ticker: RTY) (the “RTY”) and the EURO STOXX 50® Index (Bloomberg ticker: SX5E) (the “SX5E”) (each, an “Underlying” and together, the “Underlyings”)
Principal Amount:	$1,000 per note
Aggregate Principal Amount:	$5,000,000
Term:	Five years, unless previously called
Strike Date:	December 19, 2022
Trade Date:	December 20, 2022
Original Issue Date:	December 23, 2022
Final Valuation Date:	December 20, 2027, subject to postponement as described under “Certain Terms of the Notes—Valuation Dates—For Notes Where the Reference Asset Consists of Multiple Indices” in the underlying supplement.
Maturity Date:	December 23, 2027. The Maturity Date is subject to the Call Feature and may be postponed as described under “Certain Terms of the Notes—Interest Payment Dates, Coupon Payment Dates, Call Payment Dates and Maturity Date” in the underlying supplement.
Call Feature:

If the Closing Level of the Worst Performing Underlying on any Call Observation Date is greater than or equal to its applicable Call Level, we will automatically call all the notes, and pay you on the applicable Call Payment Date your principal amount plus the applicable Call Premium, as indicated in the table below.

If the notes are automatically called, they will cease to be outstanding on the related Call Payment Date, and no further payments will be made on the notes. You will not receive any notice from us if the notes are automatically called.

Call Level:	For each Underlying, a percentage of its Initial Level, as indicated in the table below.

Call Premium Rate:	13.10% per annum.

Call Observation Dates*	Call Payment Dates**	Call Level (as Percentage of the Initial Level of the Relevant Underlying)	Call Premiums (per $1,000 Principal Amount)
December 20, 2023	December 26, 2023	100%	$131.00
December 20, 2024	December 26, 2024	100%	$262.00
December 22, 2025	December 26, 2025	100%	$393.00
December 21, 2026	December 24, 2026	100%	$524.00
December 20, 2027 (the Final Valuation Date)	December 23, 2027 (the Maturity Date)	70%	$655.00

*      Each Call Observation Date is subject to postponement as described under “Certain Terms of the Notes—Valuation Dates—For Notes Where the Reference Asset Consists of Multiple Indices” in the underlying supplement.

**   Each Call Payment Date is subject to postponement as described under “Certain Terms of the Notes—Interest Payment Dates, Coupon Payment Dates, Call Payment Dates and Maturity Date” in the underlying supplement.

Payment at Maturity:

If the notes have not been previously called, for each $1,000 principal amount of the notes, the Payment at Maturity will be based on the Final Level of the Worst Performing Underlying and will be calculated as follows:

•         If the Final Level of the Worst Performing Underlying is greater than or equal to its Barrier Level:

$1,000 + applicable Call Premium

•         If the Final Level of the Worst Performing Underlying is less than its Barrier Level:

$1,000 + ($1,000 × Percentage Change of the Worst Performing Underlying)

In this case, you will lose some or all of the principal amount at maturity.

Percentage Change:	The “Percentage Change” with respect to each Underlying, expressed as a percentage, is calculated as follows: Final Level – Initial Level Initial Level
Barrier Level:	1,217.007 with respect to the RTY and 2,667.87 with respect to the SX5E, each of which is 70% of its Initial Level (rounded to three decimal places for the RTY, and two decimal places for the SX5E).
Worst Performing Underlying:	On any Call Observation Date, including the Final Valuation Date, the “Worst Performing Underlying” is the Underlying that has the lowest Closing Level on that date as a percentage of its Initial Level.
Initial Level:	1,738.581 with respect to the RTY and 3,811.24 with respect to the SX5E, each of which was its Closing Level on the Strike Date.

Final Level:	For each Underlying, its Closing Level on the Final Valuation Date.
Calculation Agent:	Canadian Imperial Bank of Commerce.
CUSIP/ISIN:	13607XEC7 / US13607XEC74
Fees and Expenses:	The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes.

HYPOTHETICAL PAYMENT AT MATURITY

The following table and examples are provided for illustrative purposes only and are hypothetical. They do not purport to be representative of every possible scenario concerning increases or decreases in the Final Level of any Underlying relative to its Initial Level. We cannot predict the Closing Level of any Underlying on any Call Observation Date, including the Final Valuation Date. The assumptions we have made in connection with the illustrations set forth below may not reflect actual events. You should not take this illustration or these examples as an indication or assurance of the expected performance of the Underlyings or return on the notes. The numbers appearing in the table below and following examples have been rounded for ease of analysis.

The table below illustrates the Payment at Maturity on a $1,000 investment in the notes for a hypothetical range of Percentage Changes of the Worst Performing Underlying from -100% to +100%. The following results are based solely on the assumptions outlined below. The “Hypothetical Return on the Notes” as used below is the number, expressed as a percentage, that results from comparing the Payment at Maturity per $1,000 principal amount to $1,000. The potential returns described below assume that the notes have not been automatically called prior to maturity and are held to maturity. The following table and examples are based on the following terms:

Principal Amount:	$1,000

Call Premium at Maturity:	$655.00

Hypothetical Initial Level of the Worst Performing Underlying:	1,000

Hypothetical Barrier Level of the Worst Performing Underlying:	700.00 (70.00% of its Initial Level)

Hypothetical Final Level of the Worst Performing Underlying	Hypothetical Percentage Change of the Worst Performing Underlying	Hypothetical Payment at Maturity	Hypothetical Return on the Notes
2,000.00	100.00%	$1,655.00(1)	65.50%
1,750.00	75.00%	$1,655.00	65.50%
1,655.00	65.50%	$1,655.00	65.50%
1,250.00	25.00%	$1,655.00	65.50%
1,100.00	10.00%	$1,655.00	65.50%
1,050.00	5.00%	$1,655.00	65.50%
1,020.00	2.00%	$1,655.00	65.50%
1,000.00(2)	0.00%	$1,655.00	65.50%
900.00	-10.00%	$1,655.00	65.50%
800.00	-20.00%	$1,655.00	65.50%
700.00(3)	-30.00%	$1,655.00	65.50%
690.00	-31.00%	$690.00	-31.00%
600.00	-40.00%	$600.00	-40.00%
500.00	-50.00%	$500.00	-50.00%
250.00	-75.00%	$250.00	-75.00%
0.00	-100.00%	$0.00	-100.00%

(1)	The Payment at Maturity will not exceed the principal amount plus the applicable Call Premium.
(2)	The hypothetical Initial Level of 1,000 used in these examples has been chosen for illustrative purposes only. The actual Initial Level of each Underlying is set forth on page PS-3 of this pricing supplement.
(3)	This is the hypothetical Barrier Level of the Worst Performing Underlying.

The following examples indicate how the Payment at Maturity would be calculated with respect to a hypothetical $1,000 investment in the notes assuming that the notes have not been automatically called prior to maturity and are held to maturity.

Example 1: The Percentage Change of the Worst Performing Underlying Is 75.00%.

Because the Final Level of the Worst Performing Underlying is greater than or equal to its applicable Call Level, the Payment at Maturity would be $1,655.00 per $1,000 principal amount, calculated as follows:

$1,000 + applicable Call Premium

= $1,000 + $655.00

= $1,655.00

Example 1 shows that the Payment at Maturity will be fixed at the principal amount plus the applicable Call Premium when the Final Level of the Worst Performing Underlying is at or above its applicable Call Level, regardless of the extent to which the level of the Worst Performing Underlying increases.

Example 2: The Percentage Change of the Worst Performing Underlying Is -20.00%.

Because the Final Level of the Worst Performing Underlying is greater than or equal to its applicable Call Level, the Payment at Maturity would be $1,655.00 per $1,000 principal amount, calculated as follows:

$1,000 + applicable Call Premium

= $1,000 + $655.00

= $1,655.00

Example 2 shows that the Payment at Maturity will be fixed at the principal amount plus the applicable Call Premium when the Final Level of the Worst Performing Underlying is at or above its applicable Call Level, although its level has decreased moderately.

Example 3: The Percentage Change of the Worst Performing Underlying Is -75.00%.

Because the Final Level of the Worst Performing Underlying is less than its Barrier Level, the Payment at Maturity would be $250.00 per $1,000 principal amount, calculated as follows:

$1,000 + ($1,000 × Percentage Change of the Worst Performing Underlying)

= $1,000 + ($1,000 × -75.00%)

= $250.00

Example 3 shows that you are exposed on a 1-to-1 basis to any decrease in the level of the Worst Performing Underlying from its Initial Level if the notes are not called. You may lose up to 100% of your principal amount at maturity.

These examples illustrate that you will not participate in any appreciation of any Underlying, but will be fully exposed to a decrease in the Worst Performing Underlying if the notes are not called, even if the Final Level of the other Underlying has appreciated or has not declined below its Barrier Level.

INVESTOR CONSIDERATIONS

The notes are not appropriate for all investors. The notes may be an appropriate investment for you if:

•	You believe that the Closing Level of each Underlying will be at or above its applicable Call Level on one of the Call Observation Dates, and in that case, you seek the potential for a fixed return.

•	You are willing to lose a substantial portion or all of the principal amount of the notes if the notes are not called on any Call Observation Date, including the Final Valuation Date.

•	You are willing to invest in the notes based on the fact that your maximum potential return is the applicable Call Premium payable on the notes if the notes are called.

•	You are willing to forgo participation in any appreciation of any Underlying.

•	You understand that the return on the notes will depend solely on the performance of the Worst Performing Underlying on each Call Observation Date and consequently, the notes are riskier than alternative investments linked to only one of the Underlyings or linked to a basket composed of the Underlyings.

•	You understand that the notes may be automatically called prior to maturity and that the term of the notes may be as short as approximately one year, or you are otherwise willing to hold the notes to maturity.

•	You do not seek current income over the term of the notes.

•	You are willing to forgo dividends or other distributions paid on the securities included in the Underlyings.

•	You do not seek an investment for which there will be an active secondary market.

•	You are willing to assume the credit risk of the Bank for any payment under the notes.

The notes may not be an appropriate investment for you if:

•	You believe that the Closing Level of at least one Underlying will be below its applicable Call Level on all of the Call Observation Dates, including the Final Valuation Date.

•	You believe that the applicable Call Premium, if payable, will not provide you with your desired return.

•	You are unwilling to lose a substantial portion or all of the principal amount of the notes if the notes are not called on any Call Observation Date, including the Final Valuation Date.

•	You seek full payment of the principal amount of the notes at maturity.

•	You seek an uncapped return on your investment.

•	You seek exposure to the upside performance of any or each Underlying.

•	You seek exposure to a basket composed of the Underlyings or a similar investment in which the overall return is based on a blend of the performances of the Underlyings, rather than solely on the Worst Performing Underlying.

•	You are unable or unwilling to hold the notes that may be automatically called prior to maturity, or you are otherwise unable or unwilling to hold the notes to maturity.

•	You seek current income over the term of the notes.

•	You want to receive dividends or other distributions paid on the securities included in the Underlyings.

•	You seek an investment for which there will be an active secondary market.

•	You are not willing to assume the credit risk of the Bank for any payment under the notes.

The investor suitability considerations identified above are not exhaustive. Whether or not the notes are a suitable investment for you will depend on your individual circumstances and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the notes in light of your particular circumstances. You should also review ‘‘Additional Risk Factors’’ below for risks related to the notes.

ADDITIONAL RISK FACTORS

An investment in the notes involves significant risks. In addition to the following risks included in this pricing supplement, we urge you to read “Risk Factors” beginning on page S-1 of the accompanying underlying supplement, page S-1 of the prospectus supplement and page 1 of the prospectus.

You should understand the risks of investing in the notes and should reach an investment decision only after careful consideration, with your advisers, of the suitability of the notes in light of your particular financial circumstances and the information set forth in this pricing supplement and the accompanying underlying supplement, the prospectus supplement and the prospectus.

Structure Risks

If the notes are not called, you will lose a substantial portion or all of the principal amount of your notes.

The notes do not guarantee any return of principal. The repayment of any principal on the notes at maturity depends on the Final Level of the Worst Performing Underlying. If the notes are not called on any Call Observation Date, including the Final Valuation Date, you will lose 1% of the principal amount for each percentage point that the Final Level of the Worst Performing Underlying is less than its Initial Level. You may lose a substantial portion or all of the principal amount.

The notes are subject to reinvestment risk.

Because of the automatic Call Feature, the term of your investment in the notes may be limited to a period that is shorter than the original term of the notes and may be as short as approximately one year. There is no guarantee that you would be able to reinvest the proceeds from an investment in the notes at a comparable return for a similar level of risk in the event the notes are automatically called prior to the Maturity Date.

You will not participate in any appreciation of any Underlying and your return on the notes will be limited to the applicable Call Premium, if payable.

The payment on the notes on any Call Payment Date, including the Maturity Date, will not exceed the principal amount plus the applicable Call Premium, and any positive return you receive on the notes will be limited to the applicable Call Premium. If the notes are called, you will not participate in any appreciation of any Underlying. Therefore, if the appreciation of any Underlying exceeds the applicable Call Premium, the notes will underperform an investment in securities linked to that Underlying providing full participation in the appreciation. Accordingly, the return on the notes may be less than the return would be if you made an investment in securities directly linked to the positive performance of the Underlyings.

The payment on the notes is not linked to the level of the Underlyings at any time other than the Call Observation Dates, including the Final Valuation Date.

The payment on the notes will be based on the Closing Level of each Underlying on the Call Observation Dates, including the Final Valuation Date. Therefore, if the Closing Level of an Underlying declined as of a Call Observation Date below its applicable Call Level, the notes will not be called and the relevant Call Premium will not be payable. Similarly, if the Final Level of the Worst Performing Underlying declined as of the Final Valuation Date below its Barrier Level, the Payment at Maturity may be significantly less than it would otherwise have been had the Payment at Maturity been linked to the Closing Level of the Worst Performing Underlying on a date other than the Final Valuation Date. Although the actual level of an Underlying at other times during the term of the notes may be higher than its Closing Level on a Call Observation Date, the payment on the notes will not benefit from the Closing Level of such Underlying at any time other than the Call Observation Dates, including the Final Valuation Date.

The notes do not pay interest.

You will not receive any interest payments on the notes. Even if the amount payable on the notes at maturity or upon an automatic call exceeds the principal amount of the notes, the overall return you earn on the notes may be less than you would otherwise have earned by investing in a non-indexed debt security of comparable maturity that bears interest at a prevailing market rate. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

The notes are riskier than notes with a shorter term.

The notes are relatively long-dated. Therefore, many of the risks of the notes are heightened as compared to notes with a shorter term, as you will be subject to those risks for a longer period of time. In addition, the value of a longer-dated note is typically less than the value of an otherwise comparable note with a shorter term.

Reference Asset Risks

The notes are subject to the full risks of the Worst Performing Underlying and will be negatively affected if any Underlying performs poorly, even if the other Underlying performs favorably.

You are subject to the full risks of the Worst Performing Underlying. If the Worst Performing Underlying performs poorly, you will be negatively affected, even if the other Underlying performs favorably. The notes are not linked to a basket composed of the Underlyings, where the better performance of some Underlyings could offset the poor performance of others. Instead, you are subject to the full risks of the Worst Performing Underlying on each Call Observation Date, including the Final Valuation Date. As a result, the notes are riskier than an alternative investment linked to only one of the Underlyings or linked to a basket composed of the Underlyings. You should not invest in the notes unless you understand and are willing to accept the full downside risks of the Worst Performing Underlying.

The notes will be subject to risks associated with small-capitalization companies.

The RTY tracks companies that are considered small-capitalization. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the level of the RTY may be more volatile than an investment in stocks issued by larger companies. Stock prices of small-capitalization companies may also be more vulnerable than those of larger companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded, making it difficult for the RTY to track them. In addition, small-capitalization companies are often less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization companies are often subject to less analyst coverage and may be in early, and less predictable, periods of their corporate existences. These companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and competitive strengths than large-capitalization companies, and are more susceptible to adverse developments related to their products.

An investment in the notes is subject to risks associated with foreign securities markets.

The SX5E includes the stocks of foreign companies, and investments in securities linked to the value of foreign equity securities involve particular risks. Foreign securities markets may have less liquidity and may be more volatile than the U.S. securities markets, and market developments may affect foreign markets differently than U.S. securities markets. Direct or indirect government intervention to stabilize a foreign securities market, as well as cross-shareholdings in foreign companies, may affect trading prices and volumes in those markets. Also, there is generally less publicly available information about non-U.S. companies that are not subject to the reporting requirements of the Securities and Exchange Commission, and non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies.

The prices and performance of securities of non-U.S. companies are subject to political, economic, financial, military and social factors which could negatively affect foreign securities markets, including the possibility of recent or future changes in a foreign government’s economic, monetary and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other laws or restrictions applicable to foreign companies or investments in foreign equity securities, the possibility of imposition of withholding taxes on dividend income, the possibility of fluctuations in the rate of exchange between currencies, the possibility of outbreaks of hostility or political instability and the possibility of natural disaster or adverse public health developments. Moreover, the relevant non-U.S. economies may differ favorably or unfavorably from the U.S. economy in important respects, such as growth of gross national product, rate of inflation, trade surpluses or deficits, capital reinvestment, resources and self-sufficiency. In addition, the United Kingdom ceased to be a member of the European Union on January 31, 2020 (popularly known as “Brexit”). The effect of Brexit is uncertain, and Brexit has contributed and may continue to contribute to volatility in the prices of securities of companies located in Europe and currency exchange rates, including the valuation of the euro and British pound in particular.

The stocks included in the SX5E are listed on foreign stock exchanges. A foreign stock exchange may impose trading limitations intended to prevent extreme fluctuations in individual security prices and may suspend trading in certain circumstances. These actions could limit variations in the level of the SX5E which could, in turn, adversely affect the return on the notes.

The notes will not be adjusted for changes in exchange rates.

Although the equity securities that are included in the SX5E are traded in the euro, and your notes are denominated in U.S. dollars, the level of the SX5E and the amount payable on the notes will not be adjusted for changes in the exchange rates between the U.S. dollar and the euro. Changes in the exchange rates, however, may also reflect changes in the foreign economies that in turn may adversely affect the level of the SX5E, and therefore the return on your notes. The amount we will pay in respect of your notes will be determined solely in accordance with the procedures described in this pricing supplement.

Conflicts of Interest

Certain business, trading and hedging activities of us, the agent, and our other affiliates may create conflicts with your interests and could potentially adversely affect the value of the notes.

We, the agent, and our other affiliates may engage in trading and other business activities related to an Underlying or any securities included in that Underlying that are not for your account or on your behalf. We, the agent, and our other affiliates also may issue or underwrite other financial instruments with returns based upon an Underlying. These activities may present a conflict of interest between your interest in the notes and the interests that we, the agent, and our other affiliates may have in our or their proprietary accounts, in facilitating transactions, including block trades, for our or their other customers, and in accounts under our or their management. These trading and other business activities, if they adversely affect the level of any Underlying or secondary trading in your notes, could be adverse to your interests as a beneficial owner of the notes.

Moreover, we, the agent and our other affiliates play a variety of roles in connection with the issuance of the notes, including hedging our obligations under the notes and making the assumptions and inputs used to determine the pricing of the notes and the initial estimated value of the notes when the terms of the notes are set. We expect to hedge our obligations under the notes through the agent, one of our other affiliates, and/or another unaffiliated counterparty, which may include any dealer from which you purchase the notes. Any of these hedging activities may adversely affect the level of an Underlying and therefore the market value of the notes and the amount you will receive, if any, on the notes. In connection with such activities, the economic interests of us, the agent, and our other affiliates may be adverse to your interests as an investor in the notes. Any of these activities may adversely affect the value of the notes. In addition, because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging activity may result in a profit that is more or less than expected, or it may result in a loss. We, the agent, one or more of our other affiliates or any unaffiliated counterparty will retain any profits realized in hedging our obligations under the notes even if investors do not receive a favorable investment return under the terms of the notes or in any secondary market transaction. Any profit in connection with such hedging activities will be in addition to any other compensation that we, the agent, our other affiliates or any unaffiliated counterparty receive for the sale of the notes, which creates an additional incentive to sell the notes to you. We, the agent, our other affiliates or any unaffiliated counterparty will have no obligation to take, refrain from taking or cease taking any action with respect to these transactions based on the potential effect on an investor in the notes.

There are potential conflicts of interest between you and the calculation agent.

The calculation agent will determine, among other things, the amount of payment on the notes. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent will determine whether a Market Disruption Event affecting an Underlying has occurred, and determine the Closing Level for an affected Underlying if a scheduled Call Observation Date is postponed to the last possible day. See “Certain Terms of the Notes—Valuation Dates—For Notes Where the Reference Asset Consists of Multiple Indices” in the underlying supplement. This determination may, in turn, depend on the calculation agent’s judgment as to whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. The calculation agent will be required to carry out its duties in good faith and use its reasonable judgment. However, because we will be the calculation agent, potential conflicts of interest could arise. None of us, CIBCWM or any of our other affiliates will have any obligation to consider your interests as a holder of the notes in taking any action that might affect the value of your notes.

Tax Risks

The tax treatment of the notes is uncertain.

Significant aspects of the tax treatment of the notes are uncertain. You should consult your tax advisor about your own tax situation. See “United States Federal Income Tax Considerations” and “Certain Canadian Federal Income Tax Considerations” in this pricing supplement, “Material U.S. Federal Income Tax Consequences” in the underlying supplement and “Material Income Tax Consequences – Canadian Taxation” in the prospectus.

General Risks

Payment on the notes is subject to our credit risk, and actual or perceived changes in our creditworthiness are expected to affect the value of the notes.

The notes are our senior unsecured debt obligations and are not, either directly or indirectly, an obligation of any third party. As further described in the accompanying prospectus and prospectus supplement, the notes will rank on par with all of our other unsecured and unsubordinated debt obligations, except such obligations as may be preferred by operation of law. Any payment to be made on the notes depends on our ability to satisfy our obligations as they come due. As a result, the actual and perceived creditworthiness of us may affect the market value of the notes and, in the event we were to default on our obligations, you may not receive the amounts owed to you under the terms of the notes. If we default on our obligations under the notes, your investment would be at risk and you could lose some or all of your investment. See “Description of Senior Debt Securities—Events of Default” in the accompanying prospectus.

The Bank’s initial estimated value of the notes is lower than the initial issue price (price to public) of the notes.

The initial issue price of the notes exceeds the Bank’s initial estimated value because costs associated with selling and structuring the notes, as well as hedging the notes, are included in the initial issue price of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates.

The Bank’s initial estimated value of the notes is only an estimate, which was determined by reference to the Bank’s internal pricing models when the terms of the notes were set. This estimated value was based on market conditions and other relevant factors existing at that time, the Bank’s internal funding rate on the Trade Date and the Bank’s assumptions about market parameters, which can include volatility, dividend rates, interest rates and other factors. Different pricing models and assumptions could provide valuations for the notes that are greater or less than the Bank’s initial estimated value. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect. On future dates, the market value of the notes could change significantly based on, among other things, changes in market conditions, including the level of each Underlying, the Bank’s creditworthiness, interest rate movements and other relevant factors, which may impact the price at which the agent or any other party would be willing to buy the notes from you in any secondary market transactions. The Bank’s initial estimated value does not represent a minimum price at which the agent or any other party would be willing to buy the notes in any secondary market (if any exists) at any time. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The Bank’s initial estimated value of the notes was not determined by reference to credit spreads for our conventional fixed-rate debt. The internal funding rate used in the determination of the Bank’s initial estimated value of the notes generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. If the Bank were to have used the interest rate implied by our conventional fixed-rate debt, we would expect the economic terms of the notes to be more favorable to you. Consequently, our use of an internal funding rate for market-linked notes had an adverse effect on the economic terms of the notes and the initial estimated value of the notes on the Trade Date, and could have an adverse effect on any secondary market prices of the notes. See “The Bank’s Estimated Value of the Notes” in this pricing supplement.

The notes will not be listed on any securities exchange and we do not expect a trading market for the notes to develop.

The notes will not be listed on any securities exchange. Although CIBCWM and/or its affiliates may purchase the notes from holders, they are not obligated to do so and are not required to make a market for the notes. There can be no assurance that a secondary market will develop for the notes. Because we do not expect that any market makers will participate in a secondary market for the notes, the price at which you may be able to sell your notes is likely to depend on the price, if any, at which CIBCWM and/or its affiliates are willing to buy your notes.

If a secondary market does exist, it may be limited. Accordingly, there may be a limited number of buyers if you decide to sell your notes prior to maturity or automatic call. This may affect the price you receive upon such sale. Consequently, you should be willing to hold the notes to maturity or automatic call.

INFORMATION REGARDING THE REFERENCE ASSET

The information below are brief descriptions of each Underlying.We have derived the following information from publicly available documents. We have not independently verified the accuracy or completeness of the following information. In addition, information about the Underlyings may be obtained from other sources including, but not limited to, the websites of their sponsors. We are not incorporating by reference into this pricing supplement the websites or any materials they include. None of us, CIBCWM or any of our other affiliates makes any representation that such publicly available information regarding the Underlyings is accurate or complete.

The Russell 2000® Index

The RTY is calculated, maintained and published by FTSE Russell. The RTY is designed to track the performance of the small capitalization segment of the United States equity market. All 2,000 stocks are traded on the New York Stock Exchange or Nasdaq, and the RTY consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index is composed of the 3,000 largest United States companies as determined by market capitalization and represents approximately 98% of the United States equity market.

See “Index Descriptions—The Russell Indices” beginning on page S-31 of the accompanying underlying supplement for additional information about the RTY.

The EURO STOXX 50® Index

The SX5E was created by STOXX Limited, which is currently owned by Deutsche Börse AG. The SX5E represents the performance of the 50 largest companies among the 20 supersectors in terms of free-float market cap in 8 Eurozone countries.

See “Index Descriptions—The EURO STOXX50® Index” beginning on page S-12 of the accompanying underlying supplement for additional information about the SX5E.

Historical Performance of the Underlyings

The following graphs set forth daily Closing Levels of the Underlyings for the period from January 1, 2017 to December 20, 2022. On December 20, 2022, the Closing Level of the RTY was 1,748.017 and the Closing Level of the SX5E was 3,802.49. We obtained the Closing Levels below from Bloomberg L.P. (“Bloomberg”) without independent verification. The historical performance of an Underlying should not be taken as an indication of its future performance, and no assurances can be given as to the level of any Underlying at any time during the term of the notes, including the Call Observation Dates. We cannot give you assurance that the performance of the Underlyings will result in the return of any of your investment.

Historical Performance of the Russell 2000® Index

Source: Bloomberg

Historical Performance of the EURO STOXX 50® Index

Source: Bloomberg

UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

The following discussion is a brief summary of the material U.S. federal income tax considerations relating to an investment in the notes. The following summary is not complete and is both qualified and supplemented by (although to the extent inconsistent supersedes) the discussion entitled “Material U.S. Federal Income Tax Consequences” in the underlying supplement, which you should carefully review prior to investing in the notes. It applies only to those U.S. Holders who are not excluded from the discussion of United States Taxation in the accompanying prospectus.

The U.S. federal income tax considerations of your investment in the notes are uncertain. No statutory, judicial or administrative authority directly discusses how the notes should be treated for U.S. federal income tax purposes. In the opinion of our tax counsel, Mayer Brown LLP, it would generally be reasonable to treat the notes as prepaid derivative contracts. Pursuant to the terms of the notes, you agree to treat the notes in this manner for all U.S. federal income tax purposes. If this treatment is respected, you should generally recognize capital gain or loss upon the sale, exchange, cash redemption or payment upon maturity in an amount equal to the difference between the amount you receive in such transaction and the amount that you paid for your notes. Such gain or loss should generally be treated as long-term capital gain or loss if you have held your notes for more than one year.

The expected characterization of the notes is not binding on the U.S. Internal Revenue Service (the “IRS”) or the courts. It is possible that the IRS would seek to characterize the notes in a manner that results in tax consequences to you that are different from those described above or in the accompanying underlying supplement. Such alternate treatments could include a requirement that a holder accrue ordinary income over the life of the notes or treat all gain or loss at maturity as ordinary gain or loss. For a more detailed discussion of certain alternative characterizations with respect to the notes and certain other considerations with respect to an investment in the notes, you should consider the discussion set forth in “Material U.S. Federal Income Tax Consequences” of the underlying supplement. We are not responsible for any adverse consequences that you may experience as a result of any alternative characterization of the notes for U.S. federal income tax or other tax purposes.

With respect to the discussion in the underlying supplement regarding “dividend equivalent” payments, the IRS has issued a notice that provides that withholding on dividend equivalent payments will not apply to specified ELIs that are not delta-one instruments and that are issued before January 1, 2025.

You should consult your tax advisor as to the tax consequences of such characterization and any possible alternative characterizations of the notes for U.S. federal income tax purposes. You should also consult your tax advisor concerning the U.S. federal income tax and other tax consequences of your investment in the notes in your particular circumstances, including the application of state, local or other tax laws and the possible effects of changes in federal or other tax laws.

CERTAIN CANADIAN FEDERAL INCOME TAX CONSIDERATIONS

In the opinion of Blake, Cassels & Graydon LLP, our Canadian tax counsel, the following summary describes the principal Canadian federal income tax considerations under the Income Tax Act (Canada) and the regulations thereto (the “Canadian Tax Act”) generally applicable at the date hereof to a purchaser who acquires beneficial ownership of a note pursuant to this pricing supplement and who for the purposes of the Canadian Tax Act and at all relevant times: (a) is neither resident nor deemed to be resident in Canada; (b) deals at arm’s length with the Issuer and any transferee resident (or deemed to be resident) in Canada to whom the purchaser disposes of the note; (c) does not use or hold and is not deemed to use or hold the note in, or in the course of, carrying on a business in Canada; (d) is entitled to receive all payments (including any interest and principal) made on the note; (e) is not a, and deals at arm’s length with any, “specified shareholder” of the Issuer for purposes of the thin capitalization rules in the Canadian Tax Act; and (f) is not an entity in respect of which the Issuer is a “specified entity” for purposes of the Hybrid Mismatch Proposals, as defined below (a “Non-Resident Holder”). For these purposes, a “specified shareholder” generally includes a person who (either alone or together with persons with whom that person is not dealing at arm’s length for the purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own 25% or more of the Issuer’s shares determined on a votes or fair market value basis, and an entity in respect of which the Issuer is a “specified entity” generally includes (i) an entity that is a specified shareholder of the Issuer (as defined above), (ii) an entity in which the Issuer (either alone or together with entities with whom the Issuer is not dealing at arm’s length for purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own a 25% or greater equity interest, and (iii) an entity in which an entity described in (i) (either alone or together with entities with whom such entity is not dealing at arm’s length for purposes of the Canadian Tax Act) owns or has the right to acquire or control or is otherwise deemed to own a 25% or greater equity interest. Special rules which apply to non-resident insurers carrying on business in Canada and elsewhere are not discussed in this summary.

For greater certainty, this summary takes into account all specific proposals to amend the Canadian Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof, including the proposals released on April 29, 2022 with respect to “hybrid mismatch arrangements” (the “Hybrid Mismatch Proposals”). This summary assumes that no amount paid or payable to a holder described herein will be the deduction component of a “hybrid mismatch arrangement” under which the payment arises within the meaning of proposed paragraph 18.4(3)(b) of the Canadian Tax Act contained in the Hybrid Mismatch Proposals. Investors should note that the Hybrid Mismatch Proposals are in consultation form, are highly complex, and there remains significant uncertainty as to their interpretation and application. There can be no assurance that the Hybrid Mismatch Proposals will be enacted in their current form, or at all.

This summary is supplemental to and should be read together with the description of material Canadian federal income tax considerations relevant to a Non-Resident Holder owning notes under “Material Income Tax Consequences—Canadian Taxation” in the accompanying prospectus and a Non-Resident Holder should carefully read that description as well.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Non-Resident Holder. Non-Resident Holders are advised to consult with their own tax advisors with respect to their particular circumstances.

Based on Canadian tax counsel’s understanding of the Canada Revenue Agency’s administrative policies, and having regard to the terms of the notes, interest payable on the notes should not be considered to be “participating debt interest” as defined in the Canadian Tax Act and accordingly, a Non-Resident Holder should not be subject to Canadian non-resident withholding tax in respect of amounts paid or credited or deemed to have been paid or credited by the Issuer on a note as, on account of or in lieu of payment of, or in satisfaction of, interest.

Non-Resident Holders should consult their own advisors regarding the consequences to them of a disposition of the notes to a person with whom they are not dealing at arm’s length for purposes of the Canadian Tax Act.

SUPPLEMENTAL PLAN OF DISTRIBUTION (CONFLICTS OF INTEREST)

CIBCWM will purchase the notes from CIBC at the price to public less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers, or will offer the notes directly to investors. CIBCWM or other registered broker-dealers will offer the notes at the price to public set forth on the cover page of this pricing supplement. CIBCWM may receive a commission of $3.00 (0.30%) per $1,000 principal amount of the notes and may use a portion or all of that commission to allow selling concessions to other dealers in connection with the distribution of the notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. The price to public for notes purchased by certain fee-based advisory accounts will be 99.70% of the principal amount of the notes. Any sale of a note to a fee-based advisory account at a price to public below 100.00% of the principal amount will reduce the agent’s commission specified on the cover page of this pricing supplement with respect to such note. The price to public paid by any fee-based advisory account will be reduced by the amount of any fees assessed by the dealers involved in the sale of the notes to such advisory account but not by more than 0.30% of the principal amount of the notes.

CIBCWM is our affiliate, and is deemed to have a conflict of interest under FINRA Rule 5121. In accordance with FINRA Rule 5121, CIBCWM may not make sales in this offering to any of its discretionary accounts without the prior written approval of the customer.

We will deliver the notes against payment therefor in New York, New York on a date that is more than two business days following the Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the notes on any date prior to two business days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement.

The Bank may use this pricing supplement in the initial sale of the notes. In addition, CIBCWM or another of the Bank’s affiliates may use this pricing supplement in market-making transactions in any notes after their initial sale. Unless CIBCWM or we inform you otherwise in the confirmation of sale, this pricing supplement is being used by CIBCWM in a market-making transaction.

While CIBCWM may make markets in the notes, it is under no obligation to do so and may discontinue any market-making activities at any time without notice. The price that it makes available from time to time after the Original Issue Date at which it would be willing to repurchase the notes will generally reflect its estimate of their value. That estimated value will be based upon a variety of factors, including then prevailing market conditions, our creditworthiness and transaction costs. However, for a period of approximately three months after the Trade Date, the price at which CIBCWM may repurchase the notes is expected to be higher than their estimated value at that time. This is because, at the beginning of this period, that price will not include certain costs that were included in the initial issue price, particularly our hedging costs and profits. As the period continues, these costs are expected to be gradually included in the price that CIBCWM would be willing to pay, and the difference between that price and CIBCWM’s estimate of the value of the notes will decrease over time until the end of this period. After this period, if CIBCWM continues to make a market in the notes, the prices that it would pay for them are expected to reflect its estimated value, as well as customary bid-ask spreads for similar trades. In addition, the value of the notes shown on your account statement may not be identical to the price at which CIBCWM would be willing to purchase the notes at that time, and could be lower than CIBCWM’s price. See the section titled “Supplemental Plan of Distribution (Conflicts of Interest)” in the accompanying prospectus supplement.

The price at which you purchase the notes includes costs that the Bank or its affiliates expect to incur and profits that the Bank or its affiliates expect to realize in connection with hedging activities related to the notes. These costs and profits will likely reduce the secondary market price, if any secondary market develops, for the notes. As a result, you may experience an immediate and substantial decline in the market value of your notes on the Original Issue Date.

THE BANK’S ESTIMATED VALUE OF THE NOTES

The Bank’s initial estimated value of the notes set forth on the cover of this pricing supplement is equal to the sum of the values of the following hypothetical components: (1) a fixed-income debt component with the same maturity as the notes, valued using our internal funding rate for structured debt described below, and (2) the derivative or derivatives underlying the economic terms of the notes. The Bank’s initial estimated value does not represent a minimum price at which CIBCWM or any other person would be willing to buy your notes in any secondary market (if any exists) at any time. The internal funding rate used in the determination of the Bank’s initial estimated value generally represents a discount from the credit spreads for our conventional fixed-rate debt. The discount is based on, among other things, our view of the funding value of the notes as well as the higher issuance, operational and ongoing liability management costs of the notes in comparison to those costs for our conventional fixed-rate debt. For additional information, see “Additional Risk Factors—The Bank’s initial estimated value of the notes was not determined by reference to credit spreads for our conventional fixed-rate debt” in this pricing supplement. The value of the derivative or derivatives underlying the economic terms of the notes is derived from the Bank’s or a third party hedge provider’s internal pricing models. These models are dependent on inputs such as the traded market prices of comparable derivative instruments and on various other inputs, some of which are market-observable, and which can include volatility, dividend rates, interest rates and other factors, as well as assumptions about future market events and/or environments. Accordingly, the Bank’s initial estimated value of the notes was determined when the terms of the notes were set based on market conditions and other relevant factors and assumptions existing at that time. See “Additional Risk Factors—The Bank’s initial estimated value does not represent future values of the notes and may differ from others’ estimates” in this pricing supplement.

The Bank’s initial estimated value of the notes is lower than the initial issue price of the notes because costs associated with selling, structuring and hedging the notes are included in the initial issue price of the notes. These costs include the selling commissions paid to CIBCWM and other affiliated or unaffiliated dealers, the projected profits that our hedge counterparties, which may include our affiliates, expect to realize for assuming risks inherent in hedging our obligations under the notes and the estimated cost of hedging our obligations under the notes. Because hedging our obligations entails risk and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or it may result in a loss. We or one or more of our affiliates will retain any profits realized in hedging our obligations under the notes. See “Additional Risk Factors—The Bank’s initial estimated value of the notes is lower than the initial issue price (price to public) of the notes” in this pricing supplement.

VALIDITY OF THE NOTES

In the opinion of Blake, Cassels & Graydon LLP, as Canadian counsel to the Bank, the issue and sale of the notes has been duly authorized by all necessary corporate action of the Bank in conformity with the indenture, and when the notes have been duly executed, authenticated and issued in accordance with the indenture, the notes will be validly issued and, to the extent validity of the notes is a matter governed by the laws of the Province of Ontario or the federal laws of Canada applicable therein, will be valid obligations of the Bank, subject to applicable bankruptcy, insolvency and other laws of general application affecting creditors’ rights, equitable principles, and subject to limitations as to the currency in which judgments in Canada may be rendered, as prescribed by the Currency Act (Canada). This opinion is given as of the date hereof and is limited to the laws of the Province of Ontario and the federal laws of Canada applicable therein. In addition, this opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and the genuineness of signature, and to such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the opinion letter of such counsel dated June 15, 2021, which has been filed as Exhibit 5.2 to the Bank’s Registration Statement on Form F-3 filed with the SEC on June 15, 2021.

In the opinion of Mayer Brown LLP, when the notes have been duly completed in accordance with the indenture and issued and sold as contemplated by this pricing supplement and the accompanying prospectus supplement and the prospectus, the notes will constitute valid and binding obligations of the Bank, entitled to the benefits of the indenture, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and similar laws of general applicability relating to or affecting creditors’ rights and to general equity principles. This opinion is given as of the date hereof and is limited to the laws of the State of New York. This opinion is subject to customary assumptions about the trustee’s authorization, execution and delivery of the indenture and such counsel’s reliance on the Bank and other sources as to certain factual matters, all as stated in the legal opinion dated June 15, 2021, which has been filed as Exhibit 5.1 to the Bank’s Registration Statement on Form F-3 filed with the SEC on June 15, 2021.